

December 14, 2006

via U.S. mail

Mr. Brian Fiddler
Chief Financial Officer
Hard Creek Nickel Corporation
1060 – 1090 West Georgia Street
Vancouver, British Columbia V6E 3V7 Canada

> **Re: Hard Creek Nickel Corporation**
> **Registration Statement on Form 20-F**
> **Filed November 17, 2006**
> **File No. 0-52326**

Dear Mr. Fiddler:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F

General

1.   Please note that the Form 20-F registration statement will become automatically effective 60 days from the date of the first filing with Edgar. See Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared all comments. As this is a voluntary filing, you may wish to withdraw the filing so that it does not become effective in a deficient form. Please contact us if you need to discuss this alternative.

2.   Where comments on one section also relate to disclosure in another section,
        please make parallel changes to all affected disclosure. This will eliminate the
        need for us to repeat similar comments.

3.   Update your disclosure throughout your filing to the most recent practicable date
        with each amendment. For example, update the stock price charts on pages 31
        and 32, as well as the status of Mr. Wiese's appeal as discussed on page 17. See
        Item 3.A.3 of Form 20-F.

4.   Ensure that the text is not incomprehensible for the reader that may lack technical
        expertise. Refer to the following disclosure at page 20, for example: "Host for the
        mineralization is usually magnetite-clinopyroxenite within a dominantly
        hornblendite lithology."

Financial Information and Accounting Principles, page 3

5.   Please revise the second paragraph under this heading to refer to the correct
        financial statements included in the registration statement.

Capitalization and Indebtedness, page 5

6.   Please distinguish between guaranteed and unguaranteed indebtedness, as
        applicable. See Item 3.B of Form 20-F.

Risk Factors, page 5

7.   You include a number of risk factors that could suggest that your operations
        are more substantial than is actually the case.

        •   Rather than including several risk factors related to aspects of the mining
            industry that will not apply to you unless and until you have substantive
            mining operations, we suggest that you include in one new risk factor a
            concise discussion that makes clear that you have no revenues from operations
            and limited ongoing mining operations, but listing and briefly discussing those
            risks that would apply if you ever commenced actual mining operations.

        •   Also, please emphasize in the caption and text of this new risk factor that the
            chances of you ever reaching development stage are remote.

        •   As appropriate, eliminate the extraneous risk factors that the new risk factor
            will replace.

8.   Eliminate the suggestion that you have not included all material risks. For
        example, revise or delete the fourth and fifth sentences of the third full
        introductory paragraph.

9.   Revise risk factor subheadings so that they clearly identify the risk to be discussed. Several of your risk factor captions are too vague and generic to adequately describe the risk that follows. For example, simply stating "Mineral prices are subject to dramatic and unpredictable fluctuations" or "We do not expect to declare or pay any dividends" does not disclose the resulting risk of harm to investors.

10.   Throughout this section, rather than stating that there is or can be no assurance of or no guarantee of a particular outcome, state the extent of each risk plainly and directly. Also, delete any language that mitigates the risk you identify, such as the first sentence under the risk factor entitled "Our title to our resource properties may be challenged…."

Our operations may be subject to environmental regulations…, page 7

11.   Please provide a more detailed discussion in this section or provide a cross-reference to other disclosure that addresses the rules and regulations, including federal, provincial and local government rules and regulations, which impact your business activities. For example, state whether permits are required to conduct exploration activities. If so, please also discuss whether you have obtained such permits or, if not, the status of your application for the permits and the regulatory body responsible for granting the permits. We may have further comments. See Item 4.B.8 of Form 20-F.

12.   If material, inform us of your potential exposure to and the dollar amount of reserves established for exposure to environmental liabilities. We note that you may be unable to predict the ultimate cost of compliance or the extent of liability risks.

Conflicts of interest may arise as a result of our directors and officers…, page 8

13.   Please expand this risk factor to discuss the specific conflicts that may arise. For example, disclose the other natural resource companies with which your directors and officers are affiliated. Discuss the amount of time, as a percentage, that you expect your officers and directors to spend on the business of Hard Creek as compared to the business of these other corporations, partnerships, or joint ventures. Disclose the constraints that your officers and directors may have on their ability to conduct the business of and make decisions on behalf of Hard Creek, such as their fiduciary duties to these other entities or any contractual obligations.

We do not expect to declare or pay any dividends…, page 9

14.   Please revise to disclose a risk associated with not declaring or paying dividends. It appears that the salient risk is that investors will realize a return on their

investment only if your stock price appreciates, if at all.

<u>U.S. investors may not be able to enforce…., page 9</u>

15.   Revise the fourth and fifth sentence in this risk factor to plainly and precisely identify the risk of Canadian courts not enforcing judgments of U.S. courts or enforce, in an original action, liabilities predicated upon the U.S. federal securities laws directly.

<u>Trading of our stock may be restricted…., page 9</u>

16.   Please revise this subheading to more accurately reflect the risks associated with being a penny-stock issuer. For example, consider revising the heading to indicate that trading of your stock may be limited or more difficult to effectuate because you are a "penny-stock" issuer.

<u>Information on our Company, page 10</u>

<u>History and Development of our Company, page 10</u>

17.   Please disclose the name and address of your agent in the United States, if any. <u>See</u> Item 4.a.3 of Form 20-F.

18.   Disclose the business purpose for each name change since inception. Also indicate whether there were changes in management during those times.

19.   Discuss in necessary detail how you anticipate funding the various programs and plans you reference in your plan of operations and elsewhere. Disclose how long you can operate with the current funds on hand, and describe your anticipated funding sources. With regard to each agreement, specify in detail your financial obligation. We may have additional comments upon review of revised disclosure.

<u>Business Overview, page 11</u>

<u>Organizational Structure, page 14</u>

20.   Please disclose the business purpose for having an inactive wholly owned subsidiary.

<u>Property, Plant and Equipment, page 14</u>

21.   Please provide an introductory paragraph to this section that briefly and concisely summarizes the overall organization of this section, setting forth the major mining properties, the nature of your interest in each property and the parcels that are considered part of such properties.

The Turnagain Property, page 14

22.   We note that the technical information regarding the Turnagain Property is based, in large part, on a Technical Report and Mineral Resource Estimate prepared by Ronald G. Simpson. Please advise us as to your basis for not providing the information required by Item 10.G of Form 20-F for this report. In the alternative, comply with Item 10.G of Form 20-F.

Recommendations and Cost Estimate, page 20

23.   Similarly, please also comply with Item 10.G of Form 20-F regarding the exploration program for the Turnagain Property that has been recommended to your company by Chris Baldys, P. Eng., Neil Froc, P. Eng., and Tony Hitchins, M.Sc. Also, please update your progress with fulfilling this program.

Operating and Financial Review and Prospects, page 22

Operating Results, page 21

24.   Please include a discussion of your operating results for the year ended December 31, 2004 as compared to the year ended December 31, 2003 to comply with Item 5 of the Form 20-F guidance. In addition, since you have not reported revenues from operations as of yet, please include a discussion of your plan of operations for the next twelve months to comply with Instruction 2 to Item 4.B of the Form 20-F guidance.

Application of Critical Accounting Policies, page 22

Stock Based Compensation, page 23

25.   We note that when discussing your accounting policy for stock based compensation, you refer to a CICA accounting standard. Since you indicate elsewhere that you have prepared your financial statements in accordance with US GAAP, it is unclear why you reference a Canadian accounting standard. Please revise your discussion to disclose how the accounting policy that you apply compares to that required under US GAAP.

Liquidity and Capital Resources, page 28

26.   We note that you raised proceeds from the issuance of shares. Provide the details of these issuances. Also, tell us whether you issued any shares in the U.S. and, if so, the federal securities law exemption(s) upon which you relied.

27.   We note your discussion of liquidity and capital resources. Revise these disclosures to include the following as required by Item 5.B of Form 20-F:

- a description of any external sources of liquidity including any material unused sources of liquidity,

- a statement by the company that, in its opinion, working capital is sufficient for its present requirements, or if not, how you propose to provide the additional working capital needed,

- information on treasury policies and objectives and the manner in which treasury policies are controlled, and

- the currencies in which cash and cash equivalents are held.

Directors, Senior Management and Employees, page 25

28.   For each biographical sketch, provide dates of employment so that there is a clear and uninterrupted discussion for at least the past five years. For example, it is unclear when Mark Jarvis was President of Gemini Energy Corp.

29.   We note from your risk factors that conflicts of interest may arise as a result of your directors and officers being directors and officers of other natural resource companies. However, none of the biographical sketches of your directors and officers discuss them being directors and officers of other natural resource companies. Please explain. See Item 6.A.2 of Form 20-F.

30.   In this regard, if an officer or director is employed by more than one entity, disclose how much time each one devotes to your business.

31.   Please disclose the compensation information for your directors, management and consultants for the fiscal year ended December 31, 2005, rather than merely December 31, 2004.

32.   With respect to the compensation to your executive officers in the column titled "Securities Under Options/SARs granted," please provide the title and amount of securities covered by the options, the exercise price, the purchase price (if any), and the expiration date of the options. See Item 6.B.1 of Form 20-F. You may wish to include this information as a footnote to the compensation table.

Major Shareholders and Related Party Transactions, page 29

33.   Disclose any significant change in the percentage ownership held by major shareholders since inception. See Item 7.A.1(b) of Form 20-F.

34.   Please describe the relationship of the party with which you had a related party

transaction. In addition, please disclose how the terms of the transactions were determined and whether any of the transactions was on terms at least as favorable to you as could have been obtained from unaffiliated third parties.

The Offer and Listing, page 32

35.	Provide all the information Items 9.A.5.-7. of Form 20-F require.

Articles of Incorporation and By-laws, page 36

36.	Provide a more detailed disclosure in this section. For example, please:

(a)	disclose the percentage vote required to pass any resolution at a shareholder meeting, including an election of directors; and

(b)	identify the number of shareholders that must be present at a meeting to constitute a quorum.

In addition, please briefly summarize Sections 256 to 265 of the Business Corporations Act (British Columbia) relating to the action necessary to change the rights of your shareholders.

Material Contracts, page 39

37.	We note your statement that, "With the exception of the contracts listed below, we have not entered into any material contracts during the last twenty-four months." Please revise to include all contracts to which you are a party and that are to be performed in whole or in part at or after the filing of this Form 20-F, even if they had been entered into prior to the last two years.

38.	Please describe the general nature of each contract, its terms and conditions, and the amount of consideration passing to or from the company or any other member of the group. See Item 10.C of Form 20-F. For example, the nature of your "Consulting Agreement" with JA Chapman is not readily apparent.

Taxation, page 40

39.	Expand the discussion regarding your potential FPHC, FIC, PFIC and CFC status to clarify how these provisions do or do not apply to you. For example, if it is clear that you do not constitute a "Foreign Investment Company" for United States tax purposes, disclose the reasons for that conclusion explicitly.

United States Federal Income Taxation, page 41

40.	Please revise your statements that purchasers of your common stock "should consult" their own tax advisors. Because stockholders may rely on any disclosure that appears in your registration statement, including disclosure relating to tax consequences, eliminate this language as it may suggest otherwise. You may replace the admonition with language to the effect that you recommend or encourage such consultation.

Statement by Experts, page 45

41.   On page 14, you state that the technical information regarding the Turnagain Property is based, in large part, on a Technical Report and Mineral Resource Estimate prepared by Ronald G. Simpson. However, here you state that the technical information regarding the Turnagain Property included in this registration statement is based on the Technical Report prepared by N.C. Carter, Ph.D., P. Eng. Please reconcile. Also, please provide the information required by Item 10.G of Form 20-F for the Technical Report prepared by N.C. Carter, Ph.D., P. Eng.

Documents on Display, page 46

42.   Please revise to include the SEC's correct address.

Audited Annual Financial Statements, page 47

Report of Independent Registered Accounting Firm, page 48

43.   We note that you present certain financial information from the date of your inception to December 31, 2005; however, your auditor's report does not reference these financial statement periods. Please request your auditors refer to this financial information within their report to the extent it was included in the scope of their audit. If the cumulative information was not subject to audit, you will need to label it as unaudited.

Consolidated Statements of Cash Flows, page 56

44.   We note you present the changes in your working capital accounts as a single line item on your statements of cash flows. Please present separately changes in receivables and payables pertaining to operating activities as required by paragraph 29 of SFAS 95.

Unaudited Interim Financial Statements, page 67

Consolidated Balance Sheets, page 68

45.   Please tell us the origin of the amount due from your subsidiary as of June 30,

2006. Explain to us why this receivable amount should not be eliminated in consolidation.

Exhibits, page 81

46.   Ensure that all exhibits listed in the index have been filed. For example, it appears that Exhibit 8.1 has not been filed.

Closing Comments

We remind you that the Form 20-F registration statement becomes effective automatically under the Exchange Act 60 days from the date of filing, and the Exchange Act reporting requirements become operative at that time.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenifer Gallagher at (202) 551-3706 or, in her absence, Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding comments on the engineering matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3611 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: J. Gallagher
        K. Hiller
        G. Schuler
        J. Wynn

        via facsimile
        Bernard Pinsky, Esq.
        Clark Wilson LLP
        (604) 687-6314